June 21, 2013

VIA EDGAR

Cecilia Blye, Chief Office of Global Security Risk Division of Corporate Finance 100 F Street, NE Washington, DC 20549	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

Re:	SORL Auto Parts, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 1, 2013

File No. 0-11991

Dear Ms. Blye:

On behalf of SORL Auto Parts, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated May 23, 2013 relating to the Company’s Annual Report on a Form 10-K for the year ended December 31, 2012, filed on April 1, 2013 (the “2012 Form 10-K”). We also note that the Company was granted an extension until June 21, 2013 to respond to the Commission’s letter. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

General

1.	You refer on page 2, page 6 and elsewhere in the 10-K to operations in the Middle East and Africa, regions that include Syria and Sudan. We note also that your website indicates that you have or anticipate a presence in Syria. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. In this regard, we note the disclosure on pages 5 and 6 of the 10-K regarding your relationships with Dongfeng Motors and its subsidiaries. We are aware of publicly available information indicating that Donfeng has an assembly factory in Sudan and an accredited agent in Syria. Additionally, we note the disclosure on page 5 of the 10-K that you sell air-brake systems to Shaanxi Automobile Group. An article published in 2007 indicated that Shaanxi exports its products to Sudan. Your response should describe any products, technology or services you have provided into Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

June 21, 2013

Response: In response to the Staff’s comment, the Company notes that its past, current and anticipated contacts with Syria and Sudan were limited to the Company’s products that were resold to Syria and Sudan by distributors and customers, as specified below. The Company and its subsidiaries made no direct sales to companies in Syria or Sudan. Moreover, these indirect sales to Syria and Sudan accounted for a de minimis amount of revenue, representing 0.72% of the Company’s total worldwide revenue in 2012.

The indirect sales to Syria and Sudan were made by the Company’s subsidiary, Ruili Group Rui An Auto Parts Ltd. (“Rui An”) through unaffiliated third-party distributors, in particular Al-Mod Al Sharge Co., Ltd., Gold Eagle Group Limited, Moafaq Gaddah Trading, Co., Qingdao Haizhiguan Trade Company and Xinhuajin International Trade Company. Each of these companies are independent distributors that carry automobile related products of several Chinese auto manufacturers, including the products of the Company, as described in further detail below, and are not under any control or limitation by the Company. All orders were placed by these third-party distributors to the Company and most products were shipped to the distributors, unless instructed by the applicable distributor to ship to their customers directly. The Company made no shipment to companies in Syria and Sudan. Neither the Company nor Rui An had any direct contact with the companies in Syria and Sudan that purchased the Company’s products. The distributors had complete control on shipment of the orders to their customers, including customer information, which on occasion was disclosed to the Company on the order form, the Company has limited knowledge at the time of sale on where its products were shipped to and how they were used. Upon receiving the Commission’s letter dated May 23, 2013, the Company requested from its distributors that each provided such information, which are discussed below in detail in the response to Comment 2.

Neither the Company nor any of its subsidiaries has, or anticipates having, any long term business agreements or commercial arrangements with any of the distributors described above. The sales contracts between the Company and distributors were entered on an order to order basis. There are no long term binding contracts that obligate the Company to make future sales by these or any other distributors. Upon receiving the Commission’s letter dated May 23, 2013, Rui An terminated all work orders received from distributors that, upon information received, involved companies in Syria and Sudan.

The Company’s products, technology or services that were indirectly sold into Syria or Sudan were as follows:

•	Products sold to Syria: Air brake system products, such as spring brake chambers, steering pumps, clutch master cylinders, and automotive electrical products, such as a combination switch; and

•	Products sold to Sudan: Air brake system products, such as spring brake chambers, steering pumps, clutch master cylinders, and clutch slave cylinders.

The products described above are designed for commercial vehicles, in particular light duty and heavy duty trucks.

The Company had no cooperation, nor any direct or indirect agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan or entities controlled by the Syria or Sudan governments. The Company notes that it has no physical presence in Syria and Sudan. As noted in the Staff’s comments, the Company’s website previously indicated only that its products were sold to companies in Syria and Sudan through distributors. Upon receiving the Commission’s letter dated May 23, 2013, the Company terminated all business relationship with distributors that made sales to companies in Syria and Sudan and updated its website to reflect its most current worldwide presence.

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

June 21, 2013

With regard to the Company’s relationship with Dongfeng Motors and its subsidiaries (“Dongfeng”) and Shaanxi Automobile Group (“Shaanxi”), the Company, specifically Rui An, made direct sales of auto parts to Dongfeng and Shaanxi, two entities that are incorporated and operated in China. To the Company’s knowledge, all products ordered by Dongfeng and Shaanxi are delivered to companies in China. To the Company’s knowledge, auto parts purchased by Dongfeng and Shaanxi are primarily used in the assembly of commercial vehicles carrying Dongfeng or Shaanxi’s brand names. The assembled vehicles are then sold worldwide. Dongfeng and Shaanxi also orders, from time to time, auto parts from the Company to support their repair and replacement obligations under their product warranty programs.

The Company and Rui An have limited knowledge and no control on how Dongfeng or Shaanxi uses these auto parts or where these entities sell their end-user products, which may incorporate auto parts purchased from Rui An.

Rui An, provided the following products to Dongfeng and Shaanxi:

•	Products sold to Dongfeng: spring cylinders, clutch boosters, clutch master cylinders, and clutch slave cylinders.

•	Products sold to Shaanxi: spring brake chambers.

The products described above are designed for commercial vehicles, in particular light duty and heavy duty trucks.

2.	Please discuss the materiality of any contacts with Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

June 21, 2013

Response:

The Company notes that it does not consider its indirect contacts with companies in Syria and Sudan to be material to the Company. In particular, the Company has no capital investment or any physical presence, such as an office or employees, in Syria or Sudan. In addition, it does not sell directly to companies in Syria or Sudan. As compared with the Company’s total sales amount worldwide, during the last three fiscal years, the Company made limited sales to companies in Syria and Sudan through distributors, in the amounts and percentages as shown in the table below:

Year	Sales in Sudan by distributors* (in USD)	Sales in Syria by distributors* (in USD)	Total Sales by distributors in Syria and Sudan* (in USD)	Total Sales Amount Worldwide (in USD)	Percentage of Sudan and Syria Sales by distributors over Company’s worldwide sales
2010	$71,465	$219,404	$290,869	$ 48.5 million	0.6% (0.15% in Sudan / 0.45% in Syria)
2011	$154,660	$264,189	$418,849	$57.1 million	0.73% (0.27% in Sudan/ 0.46% in Syria)
2012	$108,032	$273,312	$381,344	$53.0 million	0.72% (0.2% in Sudan / 0.52% in Syria)

(* Sales data provided by third party distributors)

During each of the fiscal years 2010, 2011 and 2012, the dollar value of sales by the Company's subsidiaries of products that ultimately were resold to customers in Sudan or Syria by the Company’s customers was less than 0.6% of the Company's total worldwide sales for that fiscal year. For that reason, the Company respectfully believes that sales of products indirectly to companies in Sudan or Syria in each of those three fiscal years were quantitatively immaterial.

In addition, the revenues, assets and liabilities associated with the Company’s limited contacts with companies in Sudan and Syria are de minimis and qualitatively immaterial in light of the Company’s total revenues, assets and liabilities. Based upon the incidental amount of sales, the lack of any Company operations in companies in Sudan and Syria, and the nature of the products sold, the Company does not believe that these sales had, or should, adversely impact in any significant way the Company's reputation or investor decisions with respect to the Company. To date, the Company has not received any inquiries or complaints from its investors relating to the Company's limited historical activities that may relate to the referenced countries. In addition, the Company has not, to its knowledge, experienced any negative publicity or reputational damage associated with its activities as described in this letter. Finally, all sales of the Company’s products to companies in Syria and Sudan were terminated upon receiving the Commission’s letter dated May 23, 2013, and the Company has instructed its subsidiaries and distributors that all future sales of the Company’s products to companies in Syria and Sudan are prohibited.

As such, the Company believes that its recent indirect sales to companies in Sudan and Syria do not constitute a material concern to potential or existing investors. The Company expects that a reasonable investor would consider all of these factors with respect to the Company’s indirect sales to companies in Syria and Sudan in making an informed investment decision.

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

June 21, 2013

The Company is aware of, and sensitive to, the sentiments that are expressed in certain legislation that has been adopted by some state legislatures in the United States of America as well as the content of certain universities’ endowment investment policies with respect to issuers’ activities involving the Subject Countries. The Company does not believe that the effect or purpose of such state statutes or policies alters its conclusions regarding the level of investment risk arising from the Company’s current limited contacts in relation to companies in Sudan and Syria.

Sincerely,

Morris, Manning & Martin, LLP

By:	/s/ Heath D. Linsky
Name:	Heath D. Linsky

cc:	Zong Yun Zhou

Chief Financial Officer

SORL Auto Parts, Inc.